Exhibit 99.1

St. John's, NL - November 1, 2019

FORTIS INC. REPORTS THIRD QUARTER 2019 EARNINGS1

Highlights

•	Third quarter 2019 net earnings of $0.64 and adjusted net earnings[2] of $0.66 per common share

•	Capital expenditures of $2.6 billion invested through September 2019

•	Five-year capital plan of $18.3 billion for 2020 through 2024, up $1.0 billion from prior year's plan

•	Fourth quarter 2019 common share dividend increase of 6.1%, marking 46 years of increases

•	Average annual dividend growth target of 6% extended through 2024

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its third quarter results today.

"We are optimistic about the trends occurring in our industry, including the move to cleaner energy and electrification," said Barry Perry, President and Chief Executive Officer, Fortis. "Our focus on these areas along with our efforts to strengthen our energy networks is driving growth in our business as reflected in our new five-year $18.3 billion capital plan released in the third quarter."

Net Earnings
The Corporation reported third quarter net earnings attributable to common equity shareholders of $278 million, or $0.64 per common share, compared to $276 million, or $0.65 per common share, for the same period in 2018. Quarterly earnings reflect rate base growth at the regulated utilities, led by ITC. Growth was offset by the unfavourable impact of mark-to-market accounting of natural gas derivatives at the Aitken Creek natural gas storage facility ("Aitken Creek"), the impact of weather with lower rainfall in Belize and, for earnings per common share, a higher weighted average number of common shares outstanding.

On a year-to-date basis, net earnings attributable to common equity shareholders were $1,309 million, or $3.02 per common share, compared to $839 million, or $1.98 per common share, for the same period in 2018. The increase in year-to-date earnings reflects a one-time after-tax gain on sale of the Waneta Expansion Hydroelectric Project ("Waneta Expansion") of $484 million, or $1.12 per common share. The remaining change reflects rate base growth at the regulated utilities, favourable foreign exchange, and the favourable impact of mark-to-market accounting of Aitken Creek derivatives. Growth was offset by a one-time $30 million favourable tax remeasurement in the first quarter of 2018, the impact of weather with cooler temperatures in Arizona and lower rainfall in Belize, lower realized margins at Aitken Creek and, for earnings per common share, a higher weighted average number of common shares outstanding.

Adjusted Net Earnings2
Adjusted for the mark-to-market accounting of Aitken Creek derivatives, third quarter adjusted net earnings attributable to common equity shareholders were $287 million, or $0.66 per common share, compared to $277 million, or $0.65 per common share, for the same period in 2018. The increase in quarterly earnings was driven by rate base growth, tempered by the impact of lower rainfall in Belize and, for earnings per common share, a higher weighted average number of common shares outstanding.

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[1]	Financial information is presented in Canadian dollars unless otherwise specified.

[2]
Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided in this media release.

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Adjusted for the mark-to-market accounting of Aitken Creek derivatives, as well as for the $484 million gain on the sale of the Waneta Expansion and the noted one-time 2018 $30 million tax remeasurement, year-to-date adjusted net earnings attributable to common equity shareholders were $838 million, or $1.93 per common share, compared to $825 million, or $1.95 per common share, for the same period in 2018.

Year-to-date earnings were also impacted by weather. Hydroelectric production in Belize has been reduced by lower-than-average rainfall levels in 2019 compared to 2018. Retail electricity sales at Tucson Electric Power ("TEP") were also lower due to cooler weather with Tucson experiencing its coldest May in 20 years. The weather conditions reduced earnings per common share by $0.01 in the third quarter of 2019 and by $0.07 year to date compared to the same periods last year.

Executing on Capital Plan
Consolidated capital expenditures were $2.6 billion during the first nine months of 2019 and the Corporation expects to invest $4.3 billion in 2019.

Progress on the Wataynikaneyap Power project continued with the engineering, procurement and construction contract being awarded to Valard LP, with a notice to proceed issued in October when financial close was achieved.

The Corporation's five-year capital plan is $18.3 billion for 2020 to 2024, up $1.0 billion, or approximately 6%, from the prior year's plan. The increase is largely due to: (i) grid enhancements and cleaner energy resources at ITC and Caribbean Utilities; (ii) expansion of the Tilbury liquefied natural gas site at FortisBC Energy; and (iii) an increase in the forecast foreign exchange rate from US$1.00=CAD$1.28 to US$1.00=CAD$1.32.

Sustainability Update
During the third quarter, Fortis utilities continued to take action to decrease greenhouse gas ("GHG") emissions and increase renewable energy use. In Arizona, TEP's goal is to deliver 30% renewable power to customers by 2030. The utility expects to approach this goal by 2021, almost nine years ahead of schedule. TEP recently announced a partnership with the University of Arizona to develop a new carbon reduction target for the utility's 2020 Integrated Resource Plan.

In British Columbia, FortisBC recently set a goal to reduce GHG emissions associated with its customers' overall energy use by 30% by 2030. In addition, FortisBC is at the forefront of using renewable natural gas ("RNG") from landfills and other agricultural sources, and has established a target to obtain 15% of its gas supply from renewable sources by 2030.

In October FortisBC and the City of Vancouver received regulatory approval to produce RNG at the city's landfill in Delta, British Columbia. This will be FortisBC's largest RNG project to date. The RNG generated from the landfill will lower the overall carbon intensity of the natural gas being delivered. Construction of the biogas facility will begin in 2020 and take approximately 18 to 24 months to complete.

"These announcements, along with other developments at our Fortis utilities, demonstrate our commitment to a lower carbon economy. Across our footprint of utilities, our teams are discovering innovative ways to support the delivery of cleaner energy," said Mr. Perry. "We will continue to make progress in this area and sustainability will remain an important factor in everything we do at Fortis."

Outlook
Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.3 billion five-year capital plan is expected to increase rate base from $28.0 billion in 2019 to $34.5 billion in 2022 and $38.4 billion in 2024, translating into three- and five-year compound average growth rates of 7.2% and 6.5%, respectively. The five-year capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

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Fortis expects long-term growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2024. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

Non-US GAAP Reconciliation

Periods ended September 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2019	2018	Variance	2019	2018	Variance
Net Earnings Attributable to Common Equity Shareholders	278	276	2	1,309	839	470
Adjusting Items
Unrealized loss on mark-to-market of derivatives (1)	9	1	8	13	16	(3)
Gain on disposition (2)	—	—	—	(484)	—	(484)
Consolidated state income tax election (3)	—	—	—	—	(30)	30
Adjusted Net Earnings Attributable to Common Equity Shareholders	287	277	10	838	825	13
Adjusted Basic Earnings per Share	0.66	0.65	0.01	1.93	1.95	(0.02)

(1)	Represents timing differences related to the accounting of Aitken Creek derivatives, included in the Energy Infrastructure segment

(2)	Gain on sale of the Waneta Expansion, net of expenses, included in the Corporate and Other segment

(3)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-looking information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast consolidated and segmented capital expenditures for 2019 and for the period 2020 through 2024; targeted average annual dividend growth through 2024; the nature, timing, benefits and expected costs of capital projects including the Wataynikaneyap Power Project; FortisBC's 2030 GHG emission goal and gas supply target; TEP renewable energy targets; forecast rate base for 2022 and 2024; and the expectation that long-term growth in rate base will support continued growth in earnings and dividends.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable regulatory decisions and the expectation of regulatory stability; the implementation of the five-year capital expenditure plan; no material capital project and financing cost overruns; sufficient human resources to deliver service and execute the capital expenditure plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss Third Quarter 2019 Results

A teleconference and webcast will be held on November 1, 2019 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's third quarter 2019 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until December 1, 2019. Please call 800.585.8367 or 416.621.4642 and enter pass code 9394866.

Additional Information
This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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